IM Cannabis Corp.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2020

June 5, 2020

IM Cannabis Corp.

Management’s Discussion and Analysis

IM Cannabis Corp.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2020 and 2019

This Management’s Discussion and Analysis (“MD&A”) reports on the consolidated financial condition and operating results of IM Cannabis Corp. (the “Company” or “IMCC”) for the three months ended March 31, 2020 and 2019. Throughout this MD&A, unless otherwise specified, “IMCC”, “the Company”, “we”, “us” or “our” refer to IM Cannabis Corp. The Company was established in connection with the November 6, 2018 definitive business combination agreement, between Navasota Resources Inc. (“Navasota”) and IMC Holdings Ltd. (“IMC”) which constituted a Reverse Takeover Transaction (as defined herein) of Navasota by the shareholders of IMC.

This MD&A should be read in conjunction with the audited financial statements of the Company and notes thereto for the year ended December 31, 2019 (the “Annual Financial Statements”).

The Annual Financial Statements have been prepared by management in accordance with the International Financial Reporting Standards (“IFRS”). IFRS requires management to make certain judgments, estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the amount of revenue and expenses incurred during the reporting period. The results of operations for the periods reflected herein are not necessarily indicative of results that may be expected for future periods.

IFRS requires management to make certain judgments, estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the amount of revenue and expenses incurred during the reporting period. The results of operations for the periods reflected herein are not necessarily indicative of results that may be expected for future periods.

The consolidated financial statements include the accounts of the Company, Focus Medical Herbs Ltd. (“Focus”) and its subsidiaries: IMC, I.M.C. – International Medical Cannabis Portugal Unipessoal, Lda., IMC Ventures Ltd., and Adjupharm GmbH (“Adjupharm”). All intercompany balances and transactions were eliminated on consolidation.

All amounts in the MD&A are expressed in Canadian Dollars ($) in thousands, unless otherwise noted.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A may contain “forward-looking information,” within the meaning of applicable securities laws (collectively referred to herein as “forward-looking statements”). Such statements include, but are not limited to, statements with respect to expectations, projections, or other characterizations of future events or circumstances, and our objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to our plans and objectives, or estimates or predictions of actions of customers, suppliers, competitors or regulatory authorities. These statements are subject to certain risks, assumptions and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The words “believe”, “plan”, “intend”, “estimate”, “expect”, or “anticipate”, and similar expressions, as well as future or conditional verbs such as “will”, “should”, “would”, and “could” often identify forward-looking statements. We have based these forward-looking statements on our current views with respect to future events and financial performance.

IM Cannabis Corp.

Management’s Discussion and Analysis

With respect to forward looking statements contained in this MD&A, the Company has made assumptions and applied certain factors regarding, among other things: future cannabis pricing; cannabis production yields; costs of inputs; its ability to market the IMCC brand and its services successfully to its anticipated clients; reliance on management; the ability of the Company to comply with applicable regulatory requirements in a highly regulated industry; the failure of Focus to renew its cultivation license with the Israeli Ministry of Health; regulatory authorities in Israel viewing the Company as the deemed owner of more than 5% of Focus in contravention of Israeli rules; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medial cannabis in Israel, Germany, Portugal, Greece or any foreign jurisdictions in which the Company intends to operate; the application of federal and provincial environmental laws; the impact of increasing competition; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; political instability and conflict in the Middle East; adverse market conditions; unexpected business disruptions due to COVID-19 and other disease outbreaks; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; currency fluctuations; and loss of key management and/or employees.

These forward-looking statements are also subject to the risks and uncertainties discussed in the “Risks Factors” section and elsewhere in this MD&A and other risks detailed from time to time in the publicly filed disclosure documents of the Company which are available at www.sedar.com. Forward-looking statements are not guaranteeing of future performance and involve risks, uncertainties, and assumptions which could cause actual results to differ materially from the conclusions, forecasts, or projections anticipated in these forward-looking statements. Because of these risks, uncertainties, and assumptions, the reader should not place undue reliance on these forward-looking statements. The Company’s forward-looking statements are made only as of the date of this MD&A, and except as required by applicable law, IMCC undertakes no obligation to update or revise these forward-looking statements to reflect new information, future events or circumstances.

FINANCIAL OUTLOOK

The forward-looking information in this MD&A contain statements in respect of estimated revenues. The Company and its management believe that the estimated revenues are reasonable as of the date hereof and are based on management's current views, strategies, expectations, assumptions and forecasts, and have been calculated using accounting policies that are generally consistent with the Company's current accounting policies. These estimates are considered financial outlooks under applicable securities laws. These estimates and any other financial outlooks or future-oriented financial information included herein have been approved by management of the Company as of the date hereof. Such financial outlooks or future-oriented financial information are provided for the purposes of presenting information about management's current expectations and goals relating to the sales agreements described in the “Subsequent Events” section of this MD&A and other previously announced Focus sales agreements and the future business of the Company. The Company disclaims any intention or obligation to update or revise any future-oriented financial information, whether as a result of new information, future events or otherwise, except as required by securities laws. Readers are cautioned that actual results may vary materially as a result of a number of risks, uncertainties, and other factors, many of which are beyond the Company's control. See the risks and uncertainties discussed in the “Risk Factors” section and elsewhere in this MD&A and other risks detailed from time to time in the publicly filed disclosure documents of the Company which are available at www.sedar.com.

IM Cannabis Corp.

Management’s Discussion and Analysis

NON-IFRS FINANCIAL MEASURES

Certain financial measures used in this MD&A do not have any standardized meaning under IFRS, including “EBITDA” and “Adjusted EBITDA”. For a reconciliation of these non-IFRS financial measures to the most comparable IFRS financial measures, as applicable, see the “Metrics and Non-IFRS Financial Measures” section of the MD&A.

IM Cannabis Corp.

Management’s Discussion and Analysis

OVERVIEW OF THE COMPANY

Company Background

The Company was established in connection with the November 6, 2018, definitive business combination agreement, between Navasota and IMC which constituted a Reverse Takeover Transaction (as defined herein) of Navasota by the shareholders of IMC. IMC is currently a wholly-owned subsidiary of the Company.

Internationally, the Company has established a vertically integrated medical cannabis business in Germany. Subject to obtaining applicable governmental and regulatory approvals, the Company has expansion plans for additional European markets including, but not limited to, Greece and Portugal. The Company’s core Israeli business includes offering branding and intellectual property-related services to the Israeli medical cannabis market. The Company’s major Israeli assets include the Option Agreements to purchase the Licensed Entities from the Principals and the Commercial Agreements (capitalized terms as defined herein), as well as holdings in an innovation-focused company. The Company’s major international assets include material holdings in a fully licensed medical cannabis distribution company in Germany, a 25% interest in a cultivation joint venture in Greece and a subsidiary in Portugal.

The Company operates in the field of medical cannabis by providing intellectual property and services to licensed producers (each an “LP”). Focus, a licensed medical cannabis producer in Israel with whom the Company has exclusive commercial agreements, is the first major Israeli LP to utilize the Company’s intellectual property and know-how.

Neither the Company nor any of its subsidiaries currently hold, directly or indirectly, any licenses to engage in the cultivation, production, processing, distribution or sale of medical cannabis in Israel. However, under IFRS 10, the Company is required to consolidate the results of Focus, a licensed propagator and cultivator of medical cannabis under the current Israeli regulatory regime. As such, all financial information in this MD&A is presented on a consolidated basis reflecting the results of the Company, its subsidiaries and Focus (the “Group”). Focus operates under the regulations of medical cannabis by the Israeli Ministry of Health (the “MOH”) through the Israel Medical Cannabis Agency (the “IMCA”) to breed, grow, and supply medical cannabis products in Israel. All of Focus’ operations are performed pursuant to the Israeli DANGEROUS DRUGS ORDINANCE [NEW VERSION], 5733 - 1973 (the “Dangerous Drugs Ordinance”) and the related regulations issued by IMCA.

The revenues of the Group were generated from sales of medical cannabis products to customers in Israel and Germany. IMCC and its subsidiaries do not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

On March 15, 2019, IMC acquired Adjupharm, a company incorporated in Germany. Adjupharm is a licensed EU-GMP producer with wholesale, narcotics handling and import/export licenses for medical cannabis.

IMCC is a participant in the Israeli medical cannabis market, which as of the day of this report, is a market that is estimated to be worth approximately $100 million and having more than 60,000 users under the MOH’s new regulation. As of March 31, 2020, products bearing IMCC’s brand are reaching more than 400 pharmacies who serve patients with monthly IMCC’s prescriptions.

IM Cannabis Corp.

Management’s Discussion and Analysis

Company Products

IMCC is a well-known, recognized medical cannabis brand in Israel that is responsible for successfully bringing to market popular cannabis strains such as Roma, DQ, London, Tel-Aviv, Elle and Pandora’s Box. The Company believes that the IMCC brand in Israel has become synonymous with quality, purity and consistency.

Focus is currently offering two main types of products carrying IMCC’s brand: dried cannabis and cannabis oil. All of the products are tested in certified labs according to the MOH standards and certified before being packaged and labelled with detailed information about the levels of tetrahydrocannabinol (“THC”) and cannabidiol (“CBD”) within each product.

There are currently several dried medical cannabis products and medical cannabis oil products bearing IMCC’s brand:

DRIED MEDICAL CANNABIS PRODUCTS BEARING IMCC’S BRAND (DISTRIBUTED BY FOCUS)
Strain	THC/CBD Content	Category	Usage
Dairy Queen	THC: 11-19%	T15/C3	In Israel, Dairy Queen has been prescribed for
relief from pain, stress and anxiety, ALS, MS,
	CBD: 0-5.5%		Crohn’s disease.

Pandora’s Box	THC: 11-19%	T15/C3	In Israel, Pandora’s Box has been prescribed
for relief from pain, stress and anxiety, as well
	CBD: 0-5.5%		as to treat depression, migraines and nausea.

Roma	THC: 16-24%	T20/C4	In Israel, Roma has been prescribed for relief
from chronic pain and migraines, as well as to
	CBD: 0-7%		treat insomnia, eating disorders and anxiety.

London	THC: 11-19%	T15/C3	In Israel, London has been prescribed for relief
from chronic pain and migraines, as well as to
treat insomnia, eating disorders, anxiety and
	CBD: 0-5.5%		PTSD.

Tel Aviv	THC:16-24%	T20/C4	In Israel, Tel Aviv has been prescribed for
relief from chronic pain and migraines, as well
	CBD: 0-7%		as to treat eating disorders and anxiety.

Paris	THC: 6-14%	T10/C10	In Israel, Paris has been prescribed for relief
from the side effects of chemotherapy and
	CBD: 6-14%		radiation treatments of cancer patients.

IM Cannabis Corp.

Management’s Discussion and Analysis

 Corporate Developments

(i) Corporate Restructuring and Canadian Liquidity Events

In mid-2018, IMC entered into a binding letter agreement with Navasota and Navasota Acquisition Ltd. (“Navasota Subco”) pursuant to which IMC would complete a reverse takeover transaction by way of a three- cornered amalgamation with Navasota and Navasota Subco to expand its business and access Canadian capital markets (the “Reverse Takeover Transaction”). IMC, Navasota and Navasota Subco entered into a definitive business combination agreement on September 3, 2019, which superseded a previous agreement between IMC, Navasota and Navasota Subco dated November 6, 2018.

On August 29, 2019, Navasota and IMC announced the completion of a private placement offering of 19,460,527 subscription receipts (each a “Subscription Receipt”) of a wholly-owned subsidiary of Navasota (“Finco”) at a price of $1.05 per Subscription Receipt (after giving effect to a contemplated share split of 1:10) for aggregate gross proceeds of $20,433 (the “Financing”). Upon the satisfaction or waiver of, among other things, all of the condition precedents to the completion of the Reverse Takeover Transaction, each Subscription Receipt was exchanged for one unit of Finco (a “Finco Unit”) with each Finco Unit being comprised of one (1) common share of Finco (a “Finco Share”) and one-half (1/2) of one (1) common share purchase warrant of Finco (a “Finco Warrant”). Each whole Finco Warrant was exercisable for one Finco Share at an exercise price of $1.30 (after giving effect to a contemplated share split of 1:10) for a period of 24 months following the closing of the Reverse Takeover Transaction. Upon closing of the Reverse Takeover Transaction, the Finco Shares and Finco Warrants were exchanged for IMCC shares and IMCC warrants on economically equivalent terms on a 1:1 basis.

In connection with the Reverse Takeover Transaction, on October 4, 2019, Navasota completed a consolidation of its common shares on 2.83:1 basis and changed its name to “IM Cannabis Corp.”. On October 11, 2019, the Reverse Takeover Transaction was completed, which included the merger of IMC and Navasota Subco under Israeli laws and the resulting amalgamated entity becoming a wholly-owned subsidiary of IMCC. Upon the completion of the Reverse Takeover Transaction, the former holders of IMC ordinary shares held approximately 84.28% of the issued and outstanding IMCC shares, the previous holders of Subscription Receipts held approximately 13.35% of the IMCC shares and the previous holders of Navasota shares held 2.37% of the IMCC shares, in each case, on a non-diluted basis.

On November 5, 2019, the IMCC shares began trading on the Canadian Securities Exchange (“CSE”) under the ticker symbol “IMCC”.

(ii) Restructuring

Prior to completing the Reverse Takeover Transaction and listing on the CSE, IMC facilitated a restructuring of its Israel-based assets (the “IMC Restructuring”), to meet certain compliance requirements set by the MOH.

Under the terms of the IMC Restructuring, IMC divested its interests in Focus, IMC Pharma Ltd. (“IMC Pharma”) and I.M.C.C. Ltd. (“IMCCL”, and together with Focus and IMC Pharma, the “Licensed Entities”) to Oren Shuster, the sole director and CEO of IMC and the CEO and a director of IMCC, and to Rafael Gabay, a director of IMCC (the “Principals”), both of whom are related parties to IMCC. In connection with the divestment of the Licensed Entities, IMC entered into option agreements whereby IMC retains a 10 year option to re-acquire the sold interests at such time as Israeli laws permit foreign share ownership of more than 5% of Israeli medical cannabis companies (the “Option Agreements”).

IM Cannabis Corp.

Management’s Discussion and Analysis

In connection with the IMC Restructuring, IMC entered into a license agreement with Focus (the “License Agreement”) that granted Focus a limited, non-exclusive, non-assignable right to use certain of IMC’s IP for the purposes of cultivating cannabis plants in the State of Israel and for the sale of any plant and/or product produced by Focus, either alone or together with other sub-contractors engaged by Focus. As consideration for the License Agreement, Focus agreed to pay to IMC an amount equal to 25% of Focus’ total revenues, payable quarterly.

Also in connection with the IMC Restructuring, IMC entered into a services agreement with Focus (the “Services Agreement”, and together with the License Agreement, the Commercial Agreements) to provide certain business support services to Focus in exchange for a fee equal to IMC’s cost plus 25%, payable on a quarterly basis.

Subsequent to the IMC Restructuring, according to accounting criteria in IFRS 10, IMCC is still viewed as effectively exercising control over Focus, and therefore, the accounts of Focus continue to be consolidated with those of the Company.

As a result of the IMC Restructuring, IMCC derives revenue from the Commercial Agreements. IMCC does not directly hold any licenses to engage in the cultivation, production, processing, distribution or sale of medical cannabis in Israel.

(iii) License Renewal

The MOH automatically renewed the license of Focus until October 4, 2020. The license allows Focus, to, among other things: (1) grow and hold in the growing installation at any given time a total of up to 12,000 plants of different types and at different cultivation stages; (2) grow and hold up to 900 kilograms of plant inflorescence at post-harvest processing stages; (3) grow and hold up to 450 kilograms of unplanted plant parts, including plants that are uprooted and not intended to be processed; and (4) cultivate and store up to 6,360 plants of different types and at different cultivation stages.

(iv) Regulatory Changes

Until September 2019, patients received licenses for the use of medical cannabis from the IMCA, which set a fixed monthly price for patients registered to receive products, regardless of the amount they consumed. Patients who were entitled to receive the product, paid a fixed price of 370 NIS per month (including VAT); thus, a patient that received 20 grams of the product paid the same as a patient that received 180 grams. Beginning in April 2018, the MOH initiated a pilot to sell medical cannabis products through pharmacies. Under the MOH’s new regulations, patients will obtain a prescription for medical cannabis from a physician and purchase the prescribed medicine from pharmacies. In addition, the price of medical cannabis will no longer be controlled by the MOH and is expected to increase to reflect patients’ actual consumption amounts and choices of products.

Following the implementation of the reform on October 2019, IMCC expects the Israeli medical cannabis market to benefit in the short-term future for several reasons, including:

IM Cannabis Corp.

Management’s Discussion and Analysis

(a) price increases;

(b) the tripling of the number of physicians certified by the IMCA to prescribe medical cannabis;

(c) the ability of physicians to directly prescribe medical cannabis to patients rather than the previous qualification method whereby the IMCA assigned patients to suppliers;

(d) the continued growth rate of the Israeli medical cannabis patient base and the resolution of an IMCA backlog that has slowed the approval process; and

(e) the expansion of the list of ailments and diseases for which medical cannabis can be prescribed to treat. 1

Focus had previously distributed approximately 80% of its medical cannabis products by home delivery and 20% via one designated distribution outlet set by the IMCA. Under the new regulation, the sales will go from the LP to the manufacturer, who will sell to the pharmacies using a logistic warehouse.

(v) Medical Cannabis Exports

The Israeli government approved an export reform in January 2019 and the first LPs who received export licenses from the MOH began exporting medical cannabis products in January 2020. Given IMCC’s brands and market position, the Company expects to benefit from export.

(vi) International Activity

IMCC believes that the key to its global expansion is penetration to the European market through the promotion of IMCC’s brand as part of a wholly-owned distribution platform.

IMCC’s European strategy begins with Germany, which is currently the largest and most advanced medical cannabis market in Europe. To develop its operations in Germany, on March 15, 2019, IMC completed the acquisition of 100% of Adjupharm, a licensed EU-GMP distributor with narcotics handling and import/export licenses for medical cannabis. IMC acquired all of the issued and outstanding Adjupharm shares for €924 (approximately $1,400) with additional obligations to the sellers including repayment of bank loans of up to €680 (approximately $1,030). These bank loans were repaid by IMC on May 2019. On March 21, 2019, following the acquisition, IMC granted to Adjupharm’s CEO 5% of Adjupharm’s ordinary shares. On March 1, 2020, an additional 2.5% of Adjupharm’s ordinary shares were granted to Adjupharm’s CEO. An additional 2.48% will be granted to Adjupharm’s CEO on March 1, 2021.

Adjupharm will begin to develop IMCC’s brand presence in Germany with the goal of creating a distribution stronghold in Germany’s growing medical cannabis market.

To achieve sufficient product availability for distribution in the German market, IMCC expects to enter into strategic agreements with EU-GMP suppliers, establish its own cultivation facilities independently or in partnership with local partners, and promote the export of Focus’ and other LPs’ products from Israel once export is permitted by the MOH.

1 Medical Cannabis –Information and Medical Guidebook, Ministry of Health, Circular of Deputy General Manager, 2nd Revision, December 2017 https://www.health.gov.il/hozer/mmk154_2016.pdf

IM Cannabis Corp.

Management’s Discussion and Analysis

In October 2018, IMC established a wholly-owned subsidiary in Portugal in order to apply for a medical cannabis cultivation license. The application to receive the license is currently in the final stage of review. Once the Company is licensed, IMCC intends to also use the company in Portugal in order to export medical cannabis to partners in Europe.

(vii) Investment in Xinteza

On December 26, 2019, IMCC entered into a share purchase agreement ("SPA") with Xinteza API Ltd. (“Xinteza”), a company with a unique biosynthesis technology, whereby IMCC will acquire 25% of Xinteza’s outstanding common shares for consideration of up to US$1,700 in several installments. IMCC’s investment will be funded with existing cash resources. The first installment in the amount of US$700 ($912) for the purchase of approximately 15,700 preferred shares of Xinteza was made on the date of the SPA. The second installment of US$200 ($280) was made in May 2020. The remaining installments amounting to US$800 are to be paid by the end of June 2020.

Under an exclusive license from Yeda Research & Development Company Ltd., the commercial arm of the Weizmann Institute of Science, and based on disruptive plant genetics and metabolomics research led by Professor Asaph Aharoni, Xinteza is developing advanced proprietary technologies related to the production of cannabinoid-based active pharmaceutical ingredients (“API”) for the pharmaceutical and food industries using biosynthesis and bio-extraction technologies. The investment was measured at fair value through profit or loss.

(viii) Strategic Developments:

1. On January 23, 2020, IMCC signed definitive agreements to establish a medical cannabis cultivation and processing joint venture in Greece (the "Joint Venture") with Galen Industries Single Member Societe Anonyme, a Greek company established by a consortium of investors in Greece with extensive experience in the pharmaceutical, media, finance and energy sectors ("Galen").

IMCC will own 25% of the Joint Venture and the remaining 75% of the Joint Venture will be owned by Galen. Each party is committed to fund the initial capital expenditures, totaling approximately up to €8,000 ($11,675) to fund the construction of an EU-GMP certified cultivation and processing facility in Greece. IMCC will invest up to €1,500 ($2,189) into the Joint Venture, with the balance funded by Galen. Execution of the Joint Venture's business plan will start during 2020 and construction of greenhouses as well as the EU-GMP facility is expected to begin upon receiving an establishment approval from the Greek medical cannabis regulatory authorities. The Joint Venture land plot size is expected to be 100,000 to 180,000 square meters (or 1,076,000 to 1,938,000 square feet).

In addition, the Joint Venture and IMCC have signed a preferred supply agreement (the "Galen Supply Agreement"). Under the Galen Supply Agreement, IMCC has the right to purchase up to 25% of the total production from the Joint Venture at a preferred price as determined in the agreement, for an initial period of five years. IMCC expects to gain commercial and competitive advantages by supplying the German market and other emerging markets across Europe with EU-GMP medical cannabis products from the Joint Venture's facility in Greece at preferred terms.

IM Cannabis Corp.

Management’s Discussion and Analysis

2. On March 23, 2020, Focus signed a supply agreement (the “Intelicanna Supply Agreement”) with Intelicanna Ltd. (“Intelicanna”) for a minimum of 500kg and a maximum of 1,000kg of medical cannabis. Additional purchases may be made by Focus under the agreement without a change to the contracted price paid to Intelicanna. The finished products will be sold to pharmacies in Israel under the IMCC brand. The Intelicanna Supply Agreement is for a term of 12 months from the date of the first planting in Intelicanna’s facility and is contingent on Intelicanna receiving IMC-GAP approval by June 15, 2020.

Intelicanna will obtain access to Focus’ unique and proprietary genetics for the purpose of delivering product under the Intelicanna Supply Agreement; however, the genetics will remain the exclusive property of Focus. Intelicanna may not sell, transfer or perform research with the genetics it accesses through the Intelicanna Supply Agreement without consent from Focus. Under the Intelicanna Supply Agreement, Intelicanna is responsible for all production activities under Focus' supervision and quality control practices throughout the growing process at Intelicanna’s site.

3. On March 30, 2020, Focus signed a binding three-year sales agreement for the sale of medical cannabis (the "Sales Agreement") to three pharmacies in Jerusalem operating under the Oranim Pharm and Medi Plus banners (the "Pharmacies").

Focus will supply the Pharmacies a total of 800kg of medical cannabis annually for a period of three years. The total quantity of medical cannabis to be delivered under the Sales Agreement is 2,400kg and the Pharmacies are obligated to purchase the entire quantity at a contracted price pursuant to the Sales Agreement.

4. On March 31, 2020, Focus signed a three-year definitive supply agreement with Way of Life Ltd. and Cannation Ltd. ("Way of Life" and "Cannation", respectively, and together, the “Suppliers”) to purchase a total of approximately 2,600kg of medical cannabis per year, for a total of up to 7,800kg of medical cannabis over three years. All finished products under the supply agreements with Way of Life and Cannation will bear the IMCC brand and be sold to pharmacies in Israel.

Way of Life is an IMC-GAP certified cultivator and is dedicating 1,301 square meters (14,000 square feet) of space at its facility for the cultivation of Focus’ proprietary medical cannabis strains. .Cannation will dedicate a 5,017 square meter (54,000 square feet) area for the cultivation of Focus’ proprietary medical cannabis strains, with the option to increase the dedicated area by an additional 10,034 square meters (108,000 square feet), and is contingent on Cannation receiving IMC-GAP certification by August 22, 2020.

The Suppliers will obtain access to Focus Medical’s unique and proprietary genetics for the purpose of delivering products under the respective supply agreements but the genetics will remain the exclusive property of Focus. The Suppliers may not sell, transfer or perform research with the genetics it accesses without consent from Focus. Focus will have access to the Suppliers’ growing facilities to monitor the entire growing process.

IM Cannabis Corp.

Management’s Discussion and Analysis

Overview of Financial Performance

	For the period ended March 31,		For the year ended December 31,
	2020	2019	2019	2018

Revenues	$1,340	$1,955	$9,074	$5,197

Gross margin before fair value impacts in cost of sales	$631	$783	$4,313	$3,422

Gross margin before fair value impacts in cost of sales (%)	47%	40%	48%	66%

Net Income (Loss)	$200	$(6,591)	$(7,419)	$2,627

Net Income (Loss) per share attributable to equity holders

of the Company - Basic and Diluted (in CAD)	$(0.003)	$(0.056)	$(0.06)	$0.02

Operational Results - Medical Cannabis

	For the period ended March 31,		For the year ended December 31,
	2020	2019	2019	2018

Average net selling price of dried cannabis (per Gram)	$5.11	3.10	$3.39	$2.61

Quantity harvested (in Kilograms)	-	184	2,351	2,461

Quantity sold (in Kilograms)	198	524	2,180	1,597

Revenue for the period ending March 31, 2020 was $1,340, as compared to $1,955 in March 31, 2019. While average selling price per gram increased according to changes in regulations in Israel, the quantity of medical cannabis sold decreased to 198kg from 524kg as the Company accumulated inventory to satisfy volume commitments under the Sales Agreements recently announced by Focus. Shipments under the Pharmacy Sales Agreements began in April 2020 and will accelerate throughout the year.

Focus’ production and operations have been consistently growing in both sales and capacity since inception. The Group has maintained its emphasis on providing quality products produced in a cost-effective manner. Cost of goods sold and operating expenses before fair value adjustments for the three months period ended March 31, 2020 reduced primarily due to fair value adjustment, yet the Company expects an increase in the cost of goods per gram due to the following items:

IM Cannabis Corp.

Management’s Discussion and Analysis

  costs incurred to meet requirements of the MOH’s new regulation;

  employment and the contracting of experienced personnel and experts;

  additional business development activities related to the Company’s global activities; and

  additional corporate activities.

During the three months period ended March 31, 2020, the Group continues to focus its efforts and operational and capital spending on the following:

  optimizing and increasing production to meet the anticipated increase in product demand;

  establishing management personnel;

  increasing market awareness of the Company and its products; and

  investing in strategic partnerships.

Selected quarterly financial information

	March 31, 2020	December 31, 2019	September 31, 2019	June 30, 2019

Revenues	$1,340	$2,479	$2,326	$2,314

Net income (Loss)	$200	$1,691	$(1,915)	$(610)

Quantity Basic and diluted net income(in Kilograms)	$(0.003)	$0.02	$(0.01)	$(0.01)
(Loss) per share (in CAD):

	March 31, 2019	December 31, 2018	September 31, 2018	June 30, 2018

Revenues	$1,955	$1,439	$1,377	$1,277

Net income (Loss)	$(6,591)	$1,268	$1,414	$(960)

Quantity Basic and diluted net income(in Kilograms)	$(0.056)	$0.01	$0.01	$(0.01)
(Loss) per share (in CAD):

On a quarterly basis, apart from the results of the first quarter of 2020 which is considered by the Company as a preparation quarter for standing in the upcoming signed agreements, the Company’s shows constantly increasing revenues, which reflect the Company’s expansion strategy.

IM Cannabis Corp.

Management’s Discussion and Analysis

Operating, Financing and Investing Activities

The following table highlights the Company’s cash flows for the three months ended March 31, 2020 as compared to the three months ended March 31, 2019:

	For the period ended March 31,
Net cash provided by (used in):	2020	2019

Operating activities	$(2,008)	$(675)

Investing activities	$(851)	$(2,587)

Financing activities	$(59)	$(48)

Effect of foreign exchange	$695	$234

Decrease in cash	$(2,223)	$(3,076)

Operating activities used cash of $2,008 in the three months ended March 31, 2020 as compared to $675 in the three months ended March 31, 2019, mainly due to non-cash activities related to fair value adjustment of inventory and biological assets. In the three months ended March 31, 2020, cash was primarily used to increase operating activities in connection with the corporate activities related to its operation in Germany and the preparation of its Israeli operation to deliver medical cannabis according to the recently signed Pharmacy Sales Agreements.

Investing activities used cash of $851 in the three months ended March 31, 2020, as compared to $2,587 in the three months ended March 31, 2019. In the three months ended March 31, 2020, cash was used primarily for the purchase of production equipment for Focus.

Financing activities used cash of $59 in the three months ended March 31, 2020, as compared to $48 in the three months ended March 31, 2019, with the greater amount in 2020 due to repayment of lease liability.

Metrics and Non-IFRS Financial Measures

This MD&A makes reference to certain non-IFRS financial measures including “EBITDA”, and “Adjusted EBITDA”. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should neither be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

IM Cannabis Corp.

Management’s Discussion and Analysis

Management defines EBITDA as income earned or lost from operations, as reported, before interest and tax. Adjusted EBITDA is defined as EBITDA, adjusted by removing other non-recurring or non-cash items, including the unrealized change in fair value of biological assets, realized fair value adjustments on inventory sold in the period, share-based compensation expenses, depreciation of right-of-use assets, revaluation adjustments of financial assets and liabilities measured on a fair value basis and non-recurring Reverse Takeover Transaction listing costs included in operating expenses. Management believes that Adjusted EBITDA is a useful financial metric to assess its operating performance on a cash adjusted basis before the impact of non-recurring or non-cash items.

These non-IFRS financial measures can provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS financial measures in the evaluation of issuers. Our management also uses these non- IFRS financial measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. As required by Canadian securities laws, we reconcile these non-IFRS financial measures to the most comparable IFRS measures. See “Overview of Financial Performance” in this MD&A.

	For the period ended March 31,
	2020	2019

Operational Profit (Loss)	$1,664	$(1,308)

Depreciation & Amortization	$96	$94

EBITDA	$1,760	$(1,214)

IFRS Biological assets fair value adjustments, net	$(3,961)	$(519)

Share-based payments	$494	$549

Other Non-recurring costs	$-	$618

Adjusted EBITDA (Non-IFRS)	$(1,707)	$(566)

Adjusted EBITDA of the Company for the three months ended March 31, 2020 was ($1,707) compared with ($566) for the three months ended March 31, 2019. The Company’s Adjusted EBITDA declined by $1,141 between the periods as the Company intentially increased inventory to satisfy volumes under the Company’s recently signed pharmacy Sales Agreements which commenced shipment in April 2020. The Company’s corporate activities did not increase and the Company maintains a lean cost structure, despite its expansion of operations.

IM Cannabis Corp.

Management’s Discussion and Analysis

Review of Operations for three month ended March 31, 2020 and 2019

Revenues

The Group operates in one reporting segment. The main revenues of the Group are generated from sales of medical cannabis products to customers in Israel.

Revenues for the three months ended March 31, 2020 were $1,340 compared to $1,955 for the three months ended March 31, 2019, a decrease of $615 or 31%. The decrease in revenues was primarily due to the Company’s inventory accumulation to satisfy volumes under upcoming binding agreements. Total product sold for the three months ended March 31, 2020 was 198 kilograms at an average selling price of $5.11 per gram compared to 524 kilograms for the three months ended March 31, 2019 at an average selling price of $3.1 per gram.

Cost of revenues

The cost of revenues includes production, testing, shipping and sales related costs. At harvest, the biological assets are transferred to inventory at their fair value which becomes the deemed cost for the inventory. Inventory is later expensed to the cost of sales when sold. Direct production costs are expensed through the cost of sales. The cost of revenues for the three months ended March 31, 2020 and 2019 were $709 and $1,172, respectively, representing a decrease of $463 or 40%. Most of the cost of revenues were comprised of production works, utilities, salary expenses and deliveries, as well as from certain adjustments the Company had to make in order to adhere to the MOH’s new regulation. Focus expects net cost of sales to vary from quarter to quarter based on the number of pre-harvest plants, after harvest plants and the strains being grown and based on technological progress in the trimming machines.

Gross profit

Included in the Company’s calculation of gross profit are the following:

  production costs (current period costs that are directly attributable to the cannabis growing and harvesting process);

  a fair value adjustment on sale of inventory (the change in fair value associated with biological assets that were transferred to inventory upon harvest); and

  a fair value adjustment on growth of biological assets (the estimated fair value less cost to sell of biological assets as at the reporting date).

Included in gross profit is the net change in fair value of biological assets, inventory expensed and production costs. Biological assets consist of cannabis plants at various after-harvest stages which are recorded at fair value less costs to sell after harvest.

Gross profit for the three months ended March 31, 2020 was $4,592, compared to $1,302 for the three months ended March 31, 2019, an increase of $3,290 or 253%. Gross profit included gains from unrealized changes in fair value of biological assets and realized fair value adjustments on inventory sold of $3,961 in the three months ended March 31, 2020, compared to $519 in the three months ended March 31, 2019.

IM Cannabis Corp.

Management’s Discussion and Analysis

Expenses

General and Administrative

General and administrative expenses for the three months ended March 31, 2020 were $1,930, compared to $1,742 for the three- months ended March 31, 2020, representing an increase of $188 or 11%. The increase represented the increased corporate activity, investor relations and marketing costs, both in Israel and Germany.

Selling and Marketing

Selling and marketing expenses for the three months ended March 31, 2020 were $477, compared to $265 for the three months ended March 31, 2019, representing an increase of $212 or 80%. The increase in the selling and marketing expenses was due to the Company’s increased marketing efforts in Germany.

Research and Development

Research and development expenses for the three months ended March 31, 2020 were $27, compared to $54 for the three months ended March 31, 2019, representing a decrease of $27 or 50%. The slight decrease was primarily due to cost reductions in new projects in Israel, Germany, Greece and Portugal.

Share-based compensation

Share-based compensation expenses for the three months ended March 31, 2020 were $494 compared to $549 for the three months ended March 31, 2019, representing a decrease of $55 or 10%. The decrease was due to several employees leaving the company during the period.

Financing

Financing income, net, for the three months ended March 31, 2020 was $(283), compared to $(5,088) for the three months ended March 31, 2019, representing an increase of $4,805 or 94%. The change was mainly due to the valuation update of the warrants issued in June 2018, lease expenses accounted for according to IFRS 16 and exchange rate differences.

Depreciation and Amortization

Depreciation and amortization expenses for the three months ended March 31, 2020 were $96, compared to $94 during the same period in 2019, representing an increase of $3 or 3%. The increase was primarily due to the new application of IFRS 16, renewal of Focus’ greenhouses and Focus’ purchase of additional production equipment, as well as the amortization of intangible assets following the acquisition of Adjupharm.

Net Income/Loss

Net income for the three months ended March 31, 2020 was $200 compared to a net loss of $(6,591) for the three months ended March 31, 2019, representing an increase of $6,791 or 103% The increase related mainly to factors impacting net income from operations described above, offset finance income driven by revaluation of warrants in the amount of ($6,036), which were recorded in the Company’s books against liability on the grant day and were re-evaluated at year end through profit or loss.

IM Cannabis Corp.

Management’s Discussion and Analysis

Loss per Share

Basic loss per share is calculated by dividing the net profit attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted profit per share is calculated by adjusting the earnings and number of shares for the effects of dilutive warrants and other potentially dilutive securities. The weighted average number of common shares used as the denominator in calculating diluted profit per share excludes unissued common shares related to stock options as they are antidilutive. Basic and diluted loss per share for the three months ended March 31, 2020 were ($0.004) per share.

Total Assets

Total assets as at March 31, 2020 were $34,736, compared to $17,336 as at March 31, 2019, representing an increase of $17,400 or 100%. This increase was primarily due to the completion of the private placement offering of 19,460,527 subscription receipts in which Finco, a subsidiary of the Company, raised approximately $20,433. The Company used part of the proceeds for its operating activities, as well as to acquire Adjupharm in March 2019, which allowed the Company to recognize intangible assets and goodwill.

Total Liabilities

Total liabilities as at March 31, 2020 were $6,295, compared to $11,599 at March 31, 2019, representing a decrease of $5,304 or 46%. The decrease was primarily due to the decrease in warrants liability of $6,036.

Intangible Assets

On March 15, 2019, IMC acquired Adjupharm, a licensed GMP producer with wholesale, narcotics handling and import/export licenses for medical cannabis. As part of its global expansion and penetration plan into the European market, IMC acquired 100% of Adjupharm’s issued and outstanding shares for €924 (approximately $1,400).

Through the acquisition of Adjupharm, the Company recognized $1,287 in intangible assets and goodwill. The goodwill arising on the acquisition was attributed to the expected benefits from the synergies of the combination of the activities of the Company and Adjupharm.

The goodwill recognized is not expected to be deductible for income tax purposes.

The Company recognized and updated the fair value of the assets acquired and liabilities assumed in the business combination according to a final valuation made by an external valuation specialist.

Liquidity and Capital Resources

For the three months ended March 31, 2020, the Company generated revenues of $1,340 from operations and financed its operations while meeting its capital requirements primarily through the October 2019 equity financing, upon the Reverse Takeover Transaction and listing on the CSE. The Company’s objectives when managing its liquidity and capital resources are to generate enough cash to fund the Company’s operating and working capital requirements.

IM Cannabis Corp.

Management’s Discussion and Analysis

In the plan for use of available funds mentioned in the Company’s listing statement, the Company has provided the following information:

Source of Funds	Amount ($)
The Company’s working capital as of August 31, 2019	2,256
Proceeds from the 2019 Subscription Receipt Financing net of commissions and expenses	19,174
TOTAL AVAILABLE FUNDS	21,430

Uses of Available Funds	Amount ($)
Israel expansion	4,000
Working capital for German distributor	2,000
Allocation for Germany inventory purchasing	4,000
Construction costs for Greek cultivation and production facility	2,200
Initial investment capital for IMC Ventures and investments	5,500
General corporate purposes and G&A expenses for 12 months following the completion of the Reverse Takeover Transaction (net of cash flow from operations)	2,250

Unallocated working capital	1,480
TOTAL	21,430

As at March 31, 2020, the Company had paid approximately $2,900 for the purchase of inventory and working capital in Germany, $3,700 for capital expenditures and working capital costs in Focus expansion, $900 for the venture capital investment in Xinteza, and approximately $2,200 for general corporate purposes and other unallocated working capital.

As at March 31, 2020, the Company had a working capital surplus of $23,906, compared to a working capital of $9,290 as at March 31, 2019. The increase in working capital of $14,616 was primarily attributable to the cash raised from the Company’s equity financing. As of March 31, 2020 the Company had an unaudited cash balance of $11,703 and no debt.

As at March 31, 2020, the Group's financial liabilities consisted of accounts payable and other accounts payable which have contractual maturity dates within one year. The Group manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Group's working capital position at March 31, 2020, management considers liquidity risk to be low.

IM Cannabis Corp.

Management’s Discussion and Analysis

As at March 31, 2020, the Group has identified the following liquidity risks related to financial liabilities:

	Less than one year	1 to 5 years	6 to 10 years	>10 years

Lease liabilities	$242	$666	$587	$20

The maturity profile of the Company's other financial liabilities (trade payables, other account payable and accrued expenses, and warrants) as of March 31, 2020 are less than one year.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

Share Capital

The Company’s authorized share capital consists of a limited number of common shares without par value, 145,743,283 of which are issued and outstanding as of the date of this MD&A.

The Company’s common shares confer upon their holders the right to participate in the general meeting with each common share having one voting right on all matters. The Company’s common shares also allow holders to receive dividends if and when declared and to participate in the distribution of surplus assets in the case of liquidation of the Company. In addition, the issued and outstanding share capital is represented retrospectively after a split of 1:10.

Contingent Liabilities and Commitments

(ix) Rental Liabilities

In August 2010, Focus signed an agreement with a farmer, located in the south of Israel (the “Farmer”), according to which, Focus and the Farmer agreed to jointly operate an area of 7,000 square meters (the “Facility”) for the cultivation and processing of medical cannabis (the “Venture”). For the purpose of this Venture, the parties agreed to operate under the operation of Focus. As part of the agreement, 26% of the share capital of Focus was allocated to the Farmer.

According to the agreement, Focus is responsible for transferring payments for the construction and rental of the Facility to the Farmer.

IM Cannabis Corp.

Management’s Discussion and Analysis

On December 1, 2016, Focus signed an additional agreement with the Farmer, according to which Focus agreed to operate an additional area of 6,000 square meters for the cultivation and processing of medical cannabis, under the operation of Focus.

As of January 1, 2019, all rental liabilities are subject to IFRS16 and are reflected in the Company’s balance sheet.

(x) Class Action T.Z. 8394-11-16

On November 3, 2016, a motion was filed for approval of a class action against Focus and seven other Israeli cannabis growers (collectively, the “Growers”), for: (1) alleged use of chemical pesticides in the cannabis growing process, in contradiction to the Plant Protection Regulations (Compliance with Packaging Label Instructions) (the “Label Regulations”) and to the Protection of Public Health Regulations (Food) (Residues of Pesticides) (the “Residues Regulations”), and the misleading of their customers, thus violating the Consumer Protection Law (the “Consumer Law”) (hereafter: the “usage of pesticides claim”); (2) selling cannabis product with lower concentration of active ingredients than publicized; and (3) marketing products in defective packaging – allegedly causing violation of autonomy and unjust enrichment. The personal suit sum for every class member stands at NIS 5,000 ($2). The total amount of the class action suit is estimated at NIS 133 million ($50,633).

The Growers argued in their response that the threshold conditions for approval of a class action were not met, and that they did not violate the Label Regulations and the Residues Regulations. The Growers also argued that they are not liable for any civil wrongdoing, nor did they mislead users regarding usage of pesticides, or had any legal duty regarding cannabis packaging beyond MOH guidance and therefore did not breach any statutory duty. Additionally, the defense argues that there is no base for an unjust enrichment claim.

On September 6, 2018, the Ministry of Health and the Ministry of Agriculture submitted their official opinion to the court. The second preliminary hearing took place on October 29, 2018. In an evidentiary hearing held on September 9, 2019, the petitioners and the Growers testified and it was decided to remove the plaintiffs’ second and last expert opinion from the motion. On December 31, 2019, the applicants submitted their summaries. On April 23, 2020, the Growers submitted their summaries to the Motion. On May 3, 2020, the applicants submitted their response to the Growers summaries.

At the current stage of the litigation process, Company’s management believes, based on the opinion of its legal counsel, that it is not probable that the motion for a class action against Focus will be approved. Therefore, an accrual in respect of this litigation was recorded in the financial statements.

(xi) Class Action T.Z. 35676-08-19

On August 19, 2019, a motion was filed for approval of a class action (the “Motion”) against 17 companies (the “Companies”) operating in the field of medical cannabis in Israel, including Focus. The applicant’s argument is that the Companies did not accurately mark the concentration of active ingredients in their products. The personal suit sum for every class member stands at NIS 15,585 ($5,900) and the total amount of the class action suit is estimated at NIS 686,000($261,000). On June 2, 2020, the Companies submitted their response to the Motion. The Companies argue in their response that the threshold conditions for approval of a class action were not met, since there is no reasonable possibility that the causes of action in the Motion will be decided in favor of the class group.

IM Cannabis Corp.

Management’s Discussion and Analysis

At this preliminary stage, Focus’ management believes, based on the opinion of its legal counsel, that it is not possible to assess the prospects of the proceeding. Therefore, no provision has been recorded in respect thereof.

(xii) Supreme Court of Justice 2335/19

On October 6, 2019, Focus received a decision regarding a petition that was filed against the MOH, concerning the new regulatory framework of the cannabis market and demanding that the court resolve as follows:

  that the MOH immediately suspend the implementation of the new regulation that harms, disproportionally, the medical cannabis patients;

  that the implementation of the new regulation, as is, would cause violation of constitutional rights of the medical cannabis patients; and

  that the MOH amends the flaws of the new regulation, prior to becoming effective, and to establish new regulations regarding labeling and use of pesticides.

According to the decision, Focus was attached to the proceedings and filed its response on November 12, 2019.

On March 8, 2020, the court decided to extend the validity of the interim injunction, so that the medical cannabis use licenses, which were extended under the decision, would continue to be valid until May 15, 2020, or 10 days after the date the MOH comes to a conclusion regarding the price control of medical cannabis products, whichever comes first, subject to another court decision.

On March 8, 2020, the court decided to extend, at this time, the validity of the interim injunction, so that the medical cannabis use licenses, which were extended under the decision, will continue to be valid until May 15, 2020, or 10 days after the date the MOH comes to a conclusion regarding the price control of medical cannabis products, whichever comes first, or until another Court decision.

The court also decided that as further extension of the period of the interim injunction was granted beyond May 15, 2020, to the extent required, it would be subject to medical surveillance by the attending physician, that his details of which were included in the patient's existing use license.

As to the continuation of the legal process, the court held that the respondents represented by the Israeli State Attorney's Office shall submit an updated notice to the Court regarding the progress of the proceedings before the Price Committee until May 1, 2020.

On April 30, 2020, the respondents represented by the State Attorney's Office filed an application to extend the date of the updated notice to the court. On May 4, 2020, the court decided that the petitioner and the other interested parties would submit their response to such request by May 10, 2020. On May 7, 2020, the Focus submitted its response in which it agreed to the request to extend the date but objected to extending the validity of the interim injunction beyond the prescribed date.

IM Cannabis Corp.

Management’s Discussion and Analysis

On May 13, 2020, the court decided that the respondents represented by the State Attorney's Office would be given an extension to submit an update notice on their behalf as well as additional references, as requested from the decision from March 8, 2020 to June 2, 2020. As part of the update notice, the Court stated that it would also include a response to the request from the petitioner from May 5, 2020. In light of this, the court extended the interim injunction to June 15, 2020.

On June 4, 2020, the court approved the request submitted by the respondents represented by the State Attorney's Office, for additional extension to file the updated notice to the court, up to June 8, 2020. In light of this, the Court stated that the interim injunction issued in the decision from March 8, 2020 is hereby extended, at this time, to June 22, 2020.

At this preliminary stage, Focus' management believes, based on the opinion of its legal counsel, that it is not possible to assess the outcome of the proceeding. Therefore, no provision has been recorded in respect thereof.

(xiii) Class Action T.Z. 31805-10-19

On October 30, 2019, Focus was served with a motion for approval of a class action against it, the Medical Cannabis Unit of the MOH (“MCU”), and five other companies related to the cannabis market in Israel. The motion was filed in connection to a stopping of supplies of medical cannabis by way of direct supply. The legal causes alleged in the motion are the following: discrimination in violation of the Equal Rights for Persons with Disabilities Act, 1988 and a restrictive arrangement contrary to the Economic Competition Law, 1988. The motion argues that the class action group incurred damages in the amount of NIS 656 Million ($250,000). On March 20, 2020 the court approved the Focus’ request, in which its response to the motion will be submitted prior to June 16, 2020. The pre-hearing is scheduled for October 25, 2020.

At this preliminary stage, Focus' management believes, based on the opinion of its legal counsel, that it is not possible to assess the prospects of the proceeding. Therefore, no provision has been recorded in respect thereof.

Off-Balance Sheet Arrangements

IMCC has no off-balance sheet arrangements as at March 31, 2020.

Transactions with Related Parties

The Company had no transactions with related parties outside of the group except those pertaining to transactions with key management personnel and shareholders in the ordinary course of their employment or directorship. Transactions with related parties for the sale of Focus due to the restructuring process were adjusted in the Company’s consolidated financial statements following the application of IFRS 10.

IM Cannabis Corp.

Management’s Discussion and Analysis

Risk Factors

The Company has implemented risk management governance processes that are led by the board of directors, with the active participation of management, and updates its assessment of its business risks on an annual basis. Notwithstanding, it is possible that the Company may not be able to foresee all the risks that it may have to face. The market in which IMCC currently competes is complex, competitive and changing rapidly. Sometimes new risks emerge, and management may not be able to predict all of them or be able to predict how they may cause actual results to be different from those contained in forward looking statements. Readers of this MD&A should not rely upon forward looking statements as a prediction of future results.

The following risk factors have been identified by management:

(i) General Business Risk and Liability

Given the nature of the Company’s business, it may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing the Company, its directors, officers, employees or agents in this respect include potential liability for violations of securities laws, breach of fiduciary duty or misuse of investors’ funds. Some violations of securities laws and breach of fiduciary duty could result in civil liability, fines, sanctions, or the suspension or revocation of the Company’s right to carry on its existing business. The Company may incur significant costs in connection with such potential liabilities.

(ii) Regulation of the Cannabis Industry

The business and activities of the Group are heavily regulated in all jurisdictions where it carries on business. The Group’s operations are subject to various laws, regulations and guidelines by governmental authorities, particularly the MOH, relating to the manufacture, marketing, management, transportation, storage, sale, pricing and disposal of medical cannabis and cannabis oil, and also including laws and regulations relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment.

Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the activities of the Group, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Company’s products and services. Achievement of the Group’s business objectives are contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of its products.

The Group cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations and financial condition of the Company.

Failure to comply with the laws and regulations applicable to its operations may lead to possible sanctions including the revocation or imposition of additional conditions on licenses to operate the Group’s business, the suspension or expulsion from a particular market or jurisdiction or of its key personnel, and the imposition of fines and censures. To the extent that there are changes to the existing laws and regulations or the enactment of future laws and regulations that affect the sale or offering of the Company’s products or services in any way, this could have a material adverse effect on the business, results of operations and financial condition of the Group.

IM Cannabis Corp.

Management’s Discussion and Analysis

(iii) Changes in Laws, Regulations and Other Guidelines

The Group’s operations are subject to a variety of laws, regulations, and guidelines relating to the marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of medical cannabis but also including laws and regulations relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment. While the Company is currently in compliance with all such laws, regulations and guidelines, any changes due to matters on such laws and regulations beyond the control of the Company could have a material adverse effect on the business, results of operations and financial condition of the Company.

(iv) Environmental and Employee Health and Safety Regulations

The Group’s operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and nonhazardous materials and wastes, and employee health and safety. The Group will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or restrictions on our manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

(v) Reliance on License Renewal

Focus is dependent on its cultivation license issued by the MOH (the “License”) and the need to maintain the License in good standing. Failure to comply with the requirements of the License or any failure to maintain the License would have a material adverse impact on the business, financial condition and operating results of Focus and the Company, which derives revenues from Focus. The license was renewed on December 13, 2018 and expires June 30, 2020. Although management believes it will meet the requirements of the MOH annually for extension of the License, there can be no guarantee that MOH will extend or renew the License or, if it is extended or renewed, that it will be extended or renewed on the same or similar terms.

Should MOH not extend or renew the License, or should it renew the License on different terms or not allow for anticipated capacity increases, the business, financial condition and results of the operations of the Focus will be materially adversely affected.

(vi) Dependence on Senior Management

The success of the Company is dependent upon the contributions of senior management. The loss of any of these individuals, or an inability to attract, retain and motivate sufficient members of qualified senior management personnel could adversely affect its business. This risk is partially mitigated by the fact that the senior management team are significant shareholders in the Company.

IM Cannabis Corp.

Management’s Discussion and Analysis

(vii) Competition in the Industry

There is potential that the Company will face intense competition from other companies, some of which can be expected to have more financial resources, industry, manufacturing and marketing experience than the Company. Because of the early stage of the industry in which IMCC operates, the Company expects to face additional competition from new entrants. If the number of users of medical cannabis in Israel increases, the demand for products will increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products and pricing strategies.

There is also the potential that the industry will undergo consolidation, creating larger companies that may have increased geographic scope. Increased competition by larger, better-financed competitors with geographic advantages could materially and adversely affect the business, financial condition and results of operations of the Company.

(viii) Risks Inherent in the Agricultural Business

The Company’s business, specifically as it pertains to its relationship with Focus, involves the growing of medical cannabis, which is an agricultural product. As such, the business is subject to the risks inherent in the agricultural business, such as pests, plant diseases and similar agricultural risks. Although Focus grows its products indoors under climate-controlled conditions, and carefully monitors the growing conditions with trained personnel, there can be no assurance that natural elements will not have a material adverse effect on the production of its products and results of operations of Focus.

(ix) Restrictions on Sales and Marketing

The industry is in its early development stage and restrictions on sales and marketing activities imposed by the MOH, various medical associations, other governmental or quasi-governmental bodies or voluntary industry associations may adversely affect the Company’s ability to conduct sales and marketing activities and could have a material adverse effect on the Company’s business, operating results or financial condition.

(x) Publicity or Consumer Perception

The Company believes the medical cannabis industry is highly dependent upon consumer perception regarding the safety, efficiency and quality of the medical cannabis produced. Consumer perception of the Company’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical cannabis products.

There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the medical cannabis market or any particular product, or consistent with earlier publicity.

IM Cannabis Corp.

Management’s Discussion and Analysis

Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for products bearing the Company’s brand and the business, results of operations, financial condition and the Company’s cash flows. The Company’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for products bearing the Company’s brand, and the business, results of operations, financial condition and cash flows of the Company.

Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of medical cannabis in general, or the Company’s product specifically, or associating the consumption of medical cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed.

(xi) Reliance on Key Business Inputs

The Group’s business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its growing operations as well as electricity, water, and other utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs (e.g. rising energy costs) could materially impact the business, financial condition, and operating results of the Company. Any ability to secure required supplies and services or to do so on appropriate terms could also have a materially adverse opinion impact on the business, financial condition, and operating results of the Company.

(xii) Sufficiency of Insurance

The Company maintains various types of insurance which may include product liability insurance (see “Potential Product Liability” below), errors and omission insurance, directors’, trustees’ insurance, property coverage, and, general commercial insurance. There is no assurance that claims will not exceed the limits of available coverage, that any insurer will remain solvent or willing to continue providing insurance coverage will sufficient limits or at a reasonable cost; or, that any insurer will not dispute coverage of certain claims due to ambiguities in the policies. A judgment against any member of the Company in excess of available coverage could have a material adverse effect of the Company in terms of damages awarded and the impact and reputation of the Company.

(xiii) Potential Product Liability

As IMCC derives a significant portion of its revenues from Focus, which is a manufacturer of products designed to be ingested or inhaled by humans. Focus products bearing the Company’s brand face an inherent risk of exposure to product liability claims, regulatory action and litigation if such products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of Focus products bearing the Company’s brand involve the risk of injury or loss to consumers due to tampering by unauthorized third parties, product contamination, unauthorized use by consumers or other third parties. Previously unknown adverse reactions resulting from human consumption of Focus products bearing the Company’s brand alone or in combination with other medications or substances could occur.

IM Cannabis Corp.

Management’s Discussion and Analysis

The Company may be subject to various product liability claims, including, among others, that products bearing IMCC’s brand caused injury, illness or loss, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition of the Company.

There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products bearing the Company’s brand.

(xiv) Potential General Litigation

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company become involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and the market price for the Company’s common shares and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant Company resources.

(xv) Potential Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If products bearing IMCC’s brand are recalled due to an alleged product defect or for any other reason, IMCC could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall.

IMCC may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention.

Although the Company has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additional if one of the Company’s significant brands were subject to recall, the image of that brand and the Company could be harmed. A recall for any one of the foregoing reasons could lead to decreased demand for the Company’s products and could have a material adverse effect on the results of operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of IMCC’s operations by the MOH or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

(xvi) Management of Growth

The Company may be subject to growth related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. If the Company is unable to deal with this growth, that may have a material adverse effect on the Company’s business, financial condition, results of operation and prospects.

IM Cannabis Corp.

Management’s Discussion and Analysis

(xvii) Ownership of Focus

There is a risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus’ cannabis cultivation license. If the Company is deemed to be in contravention of Israeli rules, that may adversely affect the Company’s ability to conduct sales and marketing activities and could have a material adverse effect on the Company’s business, operating results or financial condition.

(xviii) COVID-19

The current global uncertainty with respect to the spread of the COVID-19 novel coronavirus (“COVID- 19”), the rapidly evolving nature of the pandemic and local and international developments related thereto and its effect on the broader global economy and capital markets may impact the Company’s business in the coming months.

The Company has taken proactive measures in the early stages of the COVID-19 pandemic to protect the health and safety of its employees, to continue delivering high quality medical cannabis to its patients and to maintain its balance sheet.

While the precise impact of the COVID-19 outbreak on the Company remains unknown, rapid spread of COVID-19 and declaration of the outbreak as a global pandemic has resulted in travel advisories and restrictions, certain restrictions on business operations, social distancing precautions and restrictions on group gatherings which are having direct impacts on businesses in Canada, Israel and around the world and could result in additional precautionary measures that could impact the Company’s business. The spread of COVID-19 may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets, which could interrupt supplies and other services from third parties upon which the Company relies, decrease demand for products, cause staff shortages, reduced customer traffic, and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Company.

(xix) Focus’ Essential Service Designation

In response to the pandemic, the State of Israel has implemented mandatory shut-downs of non-essential businesses to prevent the spread of COVID-19. Focus’ business has been deemed an “essential service”, permitting it to continue production. There is no guarantee that further measures may nevertheless require Focus to shut down or limit its operations in the State of Israel. Any disruptions to the business and operations of Focus in the event that Focus were to lose its designation as an “essential service” in the State of Israel may materially and negatively impact the business, financial condition and results of operations of the Company.

IM Cannabis Corp.

Management’s Discussion and Analysis

Company Outlook

The Company, through the License Agreement and Services Agreement, continues to expand brand recognition, to supply the growing medical market in Israel with products bearing IMCC’s brand. Additionally, the government is discussing the possibility of exporting cannabis and changing the pricing method from fixed price to various price, which could increase the Company’s revenues.

Critical Accounting Estimates

The Company’s significant accounting policies under IFRS are contained in the Annual Financial Statements (refer to Note 2 to the Annual Financial Statements). Certain of these policies involve critical accounting estimates as they require management to make particularly subjective or complex judgments, estimates and assumptions about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

New standards, interpretations and amendments

The following new accounting standards applied or adopted during the period ended March 31, 2020, had impact on the interim condensed consolidated financial statements:

IFRS 3, "Business Combinations":

In October 2018, the IASB issued an amendment to the definition of a "business" in IFRS 3, "Business Combinations" ("the Amendment"). The Amendment is intended to assist entities in determining whether a transaction should be accounted for as a business combination or as an acquisition of an asset.

The Amendment consists of the following:

1. Clarification that to meet the definition of a business, an integrated set of activities and assets must include, as a minimum, an input and a substantive process that together significantly contribute to the ability to create output.

2. Removal of the reference to the assessment whether market participants are capable of acquiring the business and continuing to operate it and produce outputs by integrating the business with their own inputs and processes.

3. Introduction of additional guidance and examples to assist entities in assessing whether the acquired processes are substantive.

4. Narrowing the definitions of "outputs" and "business" by focusing on goods and services provided to customers.

5. Introducing an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

IM Cannabis Corp.

Management’s Discussion and Analysis

The Amendment is to be applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020, with earlier application permitted.

Subsequent Events

a. On April 6, 2020, Focus signed a binding two-year sales agreement for the sale of IMCC- branded medical cannabis (the "Shor Tabachnik Sales Agreement") with Shor Tabachnik Pharmacies (the “Shor Tabachnik Pharmacies”). According to the Shor Tabachnik Sales Agreement, Focus will supply Shor Tabachnik with 1,000kg of IMCC-branded medical cannabis products annually through the duration of the agreement. The total value of the Shor Tabachnik Sales Agreement is expected to result in approximately $12 million in revenue.

b. On April 13, 2020, Focus signed a binding three-year agreement for the sale of 13,575kg of IMCC- branded medical cannabis products (the "Sales Agreement") to Super-Pharm (Israel) Ltd. (“Super-Pharm”), Israel’s largest drugstore chain, which was founded by the Koffler family in 1978 and operates 250 pharmacies across Israel.

According to the Sales Agreement, Focus will sell to Super-Pharm a total 13,575kg of IMCC- branded medical cannabis over the next three years: 2,270kg in 2020, 4,980kg in 2021, and 6,325kg in 2022. Medical cannabis products sold under the Sales Agreement will include both dry flower and extract products. The total value of the Sales Agreement is expected to result in approximately $80.4 million in revenue.

c. On April 13 and 14, 2020, Focus signed two binding sales agreements for the sale of IMCC- branded medical cannabis: a three-year agreement with Max Pharm Ltd. (“Max Pharm”) for total sales of up to 1,500kg (the “Max Pharm Sales Agreement”); and a one-year agreement with Panaxia Labs Israel, Ltd. (“Panaxia”) for 1,000kg (the “Panaxia Sales Agreement”).

The Panaxia Sales Agreement was signed on April 13, 2020. Under the agreement, Panaxia began delivering in April 2020, with 1,000kg contracted for sale over the next 12 months from signing the agreement. Panaxia will leverage its leading home delivery platform to distribute IMCC branded products. The total value of the Panaxaia Sales Agreement is expected to result in approximately $8.6 million in revenue.

The Max Pharm Sales Agreement was signed on April 14, 2020. Focus will begin making sales under the agreement in 2021, with the first 500kg to be delivered under the agreement as a binding sale. Max Pharm has an option to extend the agreement in 2022 and 2023 for an additional 500kg in each year, for a total potential volume of 1,500kg over three years. Operating one retail pharmacy in Israel, Max Pharm will also leverage its home delivery distribution to deliver medical cannabis to patients around Israel. The total value of the Max Pharm Sales Agreement is expected to result in approximately $5.9 million in revenue.

d. On April 21, 2020, Focus signed a binding three-year agreement for the sale of 12,600kg of IMCC branded medical cannabis products to PharmYarok Ltd. ("PharmYarok") (the "PY Sales Agreement"). According to the PY Sales Agreement, Focus will sell to PharmYarok a total 12,600kg of IMCC branded medical cannabis between 2021 and 2023 in equal annual volumes of 4,200kg, subject to PharmYarok meeting regulatory requirements. In addition to owning a leading medical cannabis e-commerce platform, PharmYarok will distribute IMC- branded products through its retail pharmacy. Medical cannabis products sold under the PY Sales Agreement will include both dry flower and extract products at a contracted price pursuant to the PY Sales Agreement.

IM Cannabis Corp.

Management’s Discussion and Analysis

e. On May 5, 2020, according to the share purchase agreement (the “SPA”) with Xinteza API Ltd. ("Xinteza"), dated December 26, 2019, the Company paid the second installment in the amount of US$ 200 thousand ($283) for the purchase of 4,480 Preferred Shares, which represents on an if-converted and fully diluted basis, approximately 3% of the outstanding share capital of Xinteza. As of March 31, 2020, the Company holds a total of 13.5% of the outstanding share capital of Xinteza on an if-converted and fully diluted basis.

f. On May 7, 2020, AdjuPharm signed a definitive twelve-month sales agreement with two distributors in Germany for 360kg of medical cannabis over the next twelve months.

g. On May 12, 2020, AdjuPharm signed a twelve-month sales agreement with a medical cannabis distributor in Germany, according to which, the distributor will purchase a total of 465kg of IMC branded medical cannabis products over the next year, out of this, 190kg is expected to be delivered until the end of 2020.

h. On May 19, 2020, Adjupharm was approved to import 4,000kg of medical cannabis into Germany from additional foreign suppliers pursuant to a license extension granted by the German medical regulatory authority, the Bundesinstitut für Arzneimittel und Medizinprodukte. All future imports of medical cannabis will be made under this License, which allows for the import of either bulk product or end-products. Dry flower, dronabinol and extract products are permitted to be imported under the License.

i. Subsequent to the reporting period and through June 4, 2020, the Company has received $4,288 proceeds from Warrants and Compensation options exercised, which were issued in May through June, 2018, with expiration dates between May through June, 2020 (the "Warrants and Compensation options"). A total of 8,821,950 Warrants and Compensation options were exercised, representing 66% of the total Warrants and Compensation options quantity, at a price of $0.50 per Warrant and $0.40 per Compensation option.

j. The outbreak of COVID-19 at the beginning of 2020 and the ongoing pandemic, has resulted in governments worldwide enacting various emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods, closing of non-essential businesses and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. In addition, global equity markets have experienced significant volatility and weakness.

To date, the COVID-19 pandemic has not had a material negative impact on the Company’s results of operations. The Company, well as its distribution channels are considered essential businesses (food and drug retailers) that continue to operate during this period. However, the duration and severity of the COVID-19 pandemic is unknown at this time and the Company is unable to predict the effect should the situation continue for a prolonged period.

IM Cannabis Corp.

Management’s Discussion and Analysis

Procedures and Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable IFRS. Internal control over financial reporting should include those policies and procedures that establish the following:

  maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of assets;

  reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable IFRS;

  receipts and expenditures are only being made in accordance with authorizations of management or the board of directors; and

  reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial instruments.

The Company’s management, with the participation of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), assessed the effectiveness of the Company’s internal controls over financial reporting and concluded that as at March 31, 2020, the Company’s internal control over financial reporting was effective and yet constantly seek to improve it.

During the three months period ended March 31, 2020, the Company did not make any significant changes to its internal controls over financial reporting that would have materially affected, or reasonably likely to materially affect, its internal controls over financial reporting.

Limitations of Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company’s management, including the CEO and CFO, believe that due to inherent limitations, any disclosure controls and procedures or internal control over financial reporting, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that any design will not succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost- effective control system, misstatements due to error or fraud may occur and not be detected. Additionally, management is required to use judgment in evaluating controls and procedures.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.

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